Exhibit 2.03
AMENDMENT NO. 2
TO
PURCHASE AGREEMENT
     This AMENDMENT NO. 2 TO PURCHASE AGREEMENT (this “Amendment”) is entered into as of September 30, 2005 and deemed effective as of July 18, 2005, by and among APTUIT, INC. (“Purchaser”), a Delaware corporation, and QUINTILES TRANSNATIONAL CORP., a North Carolina corporation (“Quintiles Transnational”), QUINTILES, INC., a North Carolina corporation (“Quintiles, Inc.”), QUINTILES LIMITED, a private limited company incorporated in England and Wales (registration number 03022416) (“Quintiles Limited”), QUINTILES EAST ASIA PRIVATE LIMITED, a Singapore private limited company (“Quintiles Asia” and together with Quintiles Transnational, Quintiles, Inc. and Quintiles Limited, each a “Seller” and collectively, “Sellers”).
RECITALS
     WHEREAS, Sellers, Purchaser and the EDP Companies (as defined therein) are parties to that certain Purchase Agreement, dated as of July 18, 2005 and amended on August 25, 2005 (the “Purchase Agreement”), which provides, among other things, that Sellers will sell, assign and transfer, and Purchaser desires to purchase and assume, as the case may be, the EDP Companies, the Singapore Assets and the Singapore Liabilities, in each case pursuant to the terms and subject to the conditions of the Purchase Agreement; and
     WHEREAS, Purchaser and Sellers desire to amend the Purchase Agreement pursuant to Section 10.6 of the Purchase Agreement for the purpose set forth herein.
AGREEMENT
     NOW THEREFORE, the parties agree as follows:
     1. All initially capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Purchase Agreement.
     2. The Purchase Agreement is hereby amended by adding the following terms to Section 1.1:
“Quintiles Retained Assets” shall mean the prepayments or other assets relating to the EDP Business that have been retained by Sellers in accordance with the Reorganization Agreements as set forth under the heading “Assets” in the first column of the table in Annex F hereto.

“Quintiles Retained Liabilities” shall mean the accruals or other liabilities relating to the EDP Business that have been retained by Sellers in accordance with the Reorganization Agreements as set forth under the heading “Accruals” in the first column of the table in Annex F hereto.

     3. The Purchase Agreement is hereby amended by adding Annex F attached hereto as an Annex to the Purchase Agreement.
     4. The Purchase Agreement is hereby amended by adding the following proviso at the end of the definition of Current Assets in Section 1.1: “provided, further, that Quintiles Retained Assets are included”.
     5. The Purchase Agreement is hereby amended by adding the following proviso at the end of the definition of Current Liabilities in Section 1.1: “provided, further, that Quintiles Retained Liabilities are included”.
     6. The Purchase Agreement is hereby amended by replacing the parenthetical “(including any deviations from GAAP described in Section 4.3(a) of the Sellers’ Disclosure Letter)” in Section 2.3(a) with the following parenthetical: “(including the Quintiles Retained Assets, the Quintiles Retained Liabilities and any deviations from GAAP described in Section 4.3(a) of the Sellers’ Disclosure Letter)”.
     7. The Purchase Agreement is hereby amended by adding the following new sentence at the end of the second sentence of Section 2.3(b): “Sellers shall provide Purchaser within thirty (30) days of the Closing Date with a statement that sets forth with reasonable detail the actual value of the Quintiles Retained Assets (the “Final Quintiles Retained Assets”) and the actual value of the Quintiles Retained Liabilities (the “Final Quintiles Retained Liabilities”).”
     8. The Purchase Agreement is hereby amended by replacing the parenthetical “(including any deviations from GAAP described in Section 4.3(a) of the Sellers’ Disclosure Letter)” in Section 2.3(b) with the following parenthetical: “(including the Final Quintiles Retained Assets, the Final Quintiles Retained Liabilities and any deviations from GAAP described in Section 4.3(a) of the Sellers’ Disclosure Letter)”.
     9. The Purchase Agreement is hereby amended by replacing “(u)” in Section 2.2(a)(ii) with "(s)” and adding the following to the end of such Section 2.3(a)(ii)(s): “, minus (t) the amount, if any, that the value of the Quintiles Retained Assets exceeds the positive value of the Quintiles Retained Liabilities, plus (u) the amount, if any, that the positive value of the Quintiles Retained Liabilities exceeds the value of the Quintiles Retained Assets,”.
     10. The Purchase Agreement is hereby amended by replacing “(u)” in Section 2.3(c)(iii) with "(s)” and adding the following to the end of such Section 2.3(c)(iii)(s): “, minus (t) the amount, if any, that the value of the Final Quintiles Retained Assets exceeds the positive value of the Final Quintiles Retained Liabilities, plus (u) the amount, if any, that the positive value of the Final Quintiles Retained Liabilities exceeds the value of the Final Quintiles Retained Assets,”.
     11. The Purchase Agreement is hereby amended by deleting the table set forth in Annex C in its entirety and adding the following in its place: “The Base Purchase Price shall be allocated to Sellers as follows: (i) $200,000 of the Base Purchase Price shall be allocated to Quintiles Asia; (ii) $1.00 of the Base Purchase Price shall be allocated to Quintiles Limited; and (iii) any remaining amount shall be allocated to Quintiles, Inc.”

     12. The Purchase Agreement is hereby amended by adding the following language to the end of Section 6.5(b):
“Notwithstanding its obligations under this Section 6.5(b)(i), Purchaser has represented that, following Closing, certain Transferred Employees listed in Annex G hereto (the “Transferred Employees on Leave”), will not be eligible to participate in its short term and long term disability plans, but will be excluded due to “actively-at-work exclusions or other limitations or restrictions on coverage.” As a result, the parties agree that for the limited and sole purpose of allowing the Transferred Employees on Leave to remain eligible to participate in Sellers’ Short Term Disability Plan (“QSTD Plan”) and Sellers’ Long Term Disability Plan (“QLTD Plan”), and any other employee benefit plans as necessary to replace any of Purchaser’s employee benefit plans from which they may be further excluded by virtue of their retention by Sellers, each Transferred Employee on Leave will be deemed to remain employed by Sellers until the earlier of: (x) the Transferred Employee on Leave becomes eligible to participate in any equivalent short term disability plan or long term disability plan offered by Purchaser; or (y) the Transferred Employee on Leave is released by his physician to return to work either full time or part-time. Purchaser agrees to make all reasonable efforts to comply with its obligations under Section 6.5(a) by seeking the immediate removal of the exclusions and or limitations that prevent the Transferred Employees on Leave from being eligible to participate in the short term and long term disability plans. Within five (5) business days of closing, Purchaser must provide Sellers with adequate documentation of the eligibility factors and exclusions on which it relies in making its representation that the Transferred Employees on Leave are not eligible to participate in the short term and long term disability plans and will periodically report to Sellers, not less frequently than bi-weekly, on its status in seeking the removal of these exclusions or limitations. Purchaser will reimburse Sellers in full for all costs, either direct or indirect, associated with maintaining eligibility for, or paying benefits to, the Transferred Employees on Leave under the QSTD Plan and the QLTD Plan, and all other employee benefit plans in which the Transferred Employees on Leave will participate to replace the Purchaser’s plans from which they are excluded by virtue of their retention by Sellers. Upon receipt of documentation releasing such Employee to return to work, either full time or part time, or upon the removal of the restrictions precluding the Transferred Employees on Leave from participating in the Purchaser’s short term and long term disability plans, Purchaser shall be obligated to complete the full transfer of the Transferred Employee on Leave to its full employment with full benefits as required by Section 6.5, assign the Transferred Employee on Leave to work immediately (if he has been released to work), make direct payments to the returning Employee equivalent to the amount of any remaining benefit under the QSTD Plan or the QLTD Plan (in cases where the employee has been released to return to work on a part time basis but remains excluded from Purchaser’s short term and long term disability plans), and shall fully comply with its obligations under Section 6.5, with all applicable laws and with all restrictions, if any, imposed by health care providers with respect to the Transferred Employee on Leave who is returning to work. For all other purposes, the Transferred Employees on Leave shall be considered to be employees of Purchaser, to the same extent as Transferred Employees, and nothing in this

Section 6.5(b) shall affect or diminish Purchaser’s obligations with respect to such Transferred Employees on Leave.”
     13. The Purchase Agreement is hereby amended by adding Annex G attached hereto as an Annex to the Purchase Agreement.
     14. Each reference in the Purchase Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Purchase Agreement shall mean and be a reference to the Purchase Agreement, as amended by this Amendment.
     15. The Purchase Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.
     16. The section headings herein are for convenience of reference only and shall not affect the interpretation of this Amendment. All Section references herein are to sections of this Amendment unless specified otherwise.
     17. This Amendment and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws rules thereof. The State or Federal courts located within the State of New York shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or in connection with this Amendment.
     18. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.
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     IN WITNESS WHEREOF, the parties named below have caused this Amendment to be duly executed, all as of the day and year first above written.

APTUIT, INC.

By:	/s/ Michael A. Griffith
Name: Michael A. Griffith Title: Chief Executive Officer

QUINTILES TRANSNATIONAL CORP.

By:	/s/ Gregory J. Connors
Name: Gregory J. Connors Title: Vice President

QUINTILES, INC.

By:	/s/ Gregory J. Connors
Name: Gregory J. Connors Title: Vice President & Secretary

QUINTILES LIMITED

By:	/s/ Alasdair Macdonald
Name: Alasdair Macdonald Title: Director

QUINTILES EAST ASIA PRIVATE LIMITED

By:	/s/ Anand Tharmaratnam
Name: Dr. Anand Tharmaratnam Title: Chief Executive Officer, SEA

List of Omitted Attachments
The following attachments have been omitted from this filing:

ANNEXES
Annex F	Quintiles Retained Assets and Quintiles Retained Liabilities
Annex G	Transferred Employees on Leave
Quintiles hereby agrees to furnish supplementally to the Commission a copy of any omitted attachment upon the Commission’s request.